Exhibit 99.(h)(vii)(b)

PELAGOS CAPITAL MANAGEMENT, LLC

One International Place, 14th Floor

Boston, MA 02110

October 28, 2008

AIG SunAmerica Asset Management Corp.

Harborside Financial Center

3200 Plaza 5

Jersey City, NJ 07311-4992

Re:	Waiver of Portion of Subadvisory Fee in Connection with Investment in SunAmerica Alternative Strategies Cayman Fund Ltd.

Dear Sir or Madam:

Reference is made to the Subadvisory Agreement by and between AIG SunAmerica Asset Management Corp., a Delaware corporation (the “Adviser”), and Pelagos Capital Management, LLC, a Delware limited liability company (“Pelagos”), dated September 1, 2008 (as amended, restated or otherwise modified from time to time, the “Subadvisory Agreement”).

Pursuant to the Subadvisory Agreement, the Adviser pays a monthly subadvisory fee to Pelagos as soon as practicable after the end of each month, based upon the average daily net asset value of SunAmerica Alternative Strategies Fund (the “Fund”), a series of AIG Series Trust, a Delaware statutory trust (the “Trust”), during the preceding month, at the annual rate specified in such agreement (the “Fund Subadvisory Fee”), as further described therein.

The Fund intends to invest in SunAmerica Alternative Strategies Cayman Fund Ltd., a Cayman Islands exempted company (the “Subsidiary”) in respect of which Pelagos (i) provides subadvisory services and (ii) receives a subadvisory fee (the “Subsidiary Subadvisory Fee”) from the Adviser pursuant to a subadvisory agreement by and between the Adviser and Pelagos dated October 28, 2008 (as amended, restated or otherwise modified from time to time, the “Subsidiary Agreement”).

In consideration of the Subsidiary Subadvisory Fee paid by the Adviser to Pelagos, and for as long as the Subsidiary Agreement remains in effect, Pelagos agrees to waive irrevocably all or any portion of the Fund Subadvisory Fee that would otherwise be paid by the Adviser to Pelagos in any period in an amount equal to the amount of the Subsidiary Subadvisory Fee, if any, actually paid by the Adviser to Pelagos under the Subsidiary Agreement during such period.

This letter and the rights and obligations of the parties hereunder will be governed by, and interpreted, construed and enforced in accordance with, the laws of the State of New York without regard to the choice of law or conflicts of law principles thereof that would result in the application of the law of any other jurisdiction.

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Please confirm your understanding of and agreement with the subject matter herein by returning an originally executed copy of this letter to the address first written above.

Very truly yours,

PELAGOS CAPITAL MANAGEMENT, LLC

		By:	/s/ Stephen P. Burke
Name: Stephen P. Burke
Title: Chief Executive Officer

ACKNOWLEDGED AND AGREED

AIG SUNAMERICA ASSET MANAGEMENT CORP.

By:	/s/ Peter A. Harbeck
Name: Peter A. Harbeck
Title: President and Chief Executive Officer